EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTH PERIOD ENDED MARCH 31, 2012

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited condensed interim consolidated financial statements of Eurasian Minerals Inc. (the “Company” or “Eurasian”) for the three month period ended March 31, 2012 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end is being made for the purpose of streamlining the Company’s financial reporting.

The management discussion and analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the nine month period ended December 31, 2011 prepared in accordance with IFRS, and the related MD&A. All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted. This MD&A has been prepared as of May 14, 2012.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website www.eurasianminerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A uses the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE Amex. It is primarily in the business of exploring for metals and minerals but also makes selective investments in other resource companies. The Company conducts exploration on properties located primarily in Turkey, Haiti, Europe, Southwest United States, and the Asia Pacific region. The Company continues to build a portfolio of revenue generating royalties to complement the Company's prospect generation business model.

Eurasian operates primarily as a prospect generator. Under the prospect generation business model, Eurasian develops and acquires quality mineral exploration projects and then options or sells such projects to other parties. By optioning or selling interests in its projects to third parties, Eurasian reduces its exposure to the costs and risks associated with early stage mineral exploration. This preserves the Company’s treasury, which can be utilized for further project acquisitions and strategic investments. In consideration for selling or optioning its projects, the Company typically retains an equity interest in the project or receives shares in the capital of the company acquiring it. Eurasian also retains a royalty interest in any future production of minerals and metals from the project, thereby organically adding to its royalty portfolio.

COMPANY HIGHLIGHTS

Current quarter highlights (including subsequent events up to May 14, 2012) included:

  The Company entered into a definitive agreement with respect to a proposed merger (the “Acquisition”) with Bullion Monarch Mining Inc. (“Bullion”). The Company agreed to acquire all of the outstanding common shares of Bullion for which Bullion shareholders will receive 0.45 of a common share of the Company and US$0.11 in cash for each Bullion share held. As of the date of this MD&A, the Acquisition has not yet closed;
  The Company’s common shares began trading on the NYSE Amex on January 30, 2012 under the ticker symbol “EMXX”;
  Antofagasta Minerals S.A. (“Antofagasta”), an exploration venture partner, elected the Norrmyran copper property as the second Designated Project in Sweden;
  A second exploitation license was granted, an updated NI 43-101 technical report filed, and the 2012 exploration program commenced at the Akarca Joint Venture project in Turkey;
  The Company and Chesser Resources Limited (“Chesser”) entered into an option agreement in April to sell the Sisorta Joint Venture asset to a privately owned Turkish company;
  The EMX-Newmont joint venture in Haiti signed a Memorandum of Understanding with the government of Haiti regarding continued discussions on the pending Mining Convention, and allowing drilling on selected projects. Additionally, Newmont Ventures Limited (“Newmont”) relinquished its rights in the Grand Bois Research Permit that covers the historic gold resource area and as a result, the Company has regained 100% control of the Grand Bois project;
  A new regional exploration initiative and the staking of the Moran Dome gold project in Alaska was announced;
  The Company incurred a net loss of $4,053,512 for the three month period ended March 31, 2012 compared to a net loss of $3,817,547 in the previous comparative period; and,
  The Company incurred $2,114,067 in expenditures on its exploration portfolio, and recovered $1,077,025 pursuant to its joint venture agreements.

EXPLORATION REVIEW

The Company has outright control or shared interests in more than 140 properties on four continents. Roughly two-thirds of these properties are funded wholly, or with substantial contributions, from partner companies. The Company continues to develop opportunities worldwide to fill its exploration pipeline.

AUSTRALIA AND ASIA-PACIFIC

The Company’s Australia and Asia-Pacific business unit focused mainly on exploring the Koonenberry gold belt in New South Wales, Australia. In addition, the Company identified several potential exploration opportunities elsewhere in the Australia and Asia-Pacific region.

Koonenberry

The Koonenberry property package consists of 14 contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover over 2,360 square kilometers of prospective ground that hosts gold occurrences and exploration targets along the length of the 100-kilometer Koonenberry gold belt. The Company’s key exploration objective at Koonenberry is the identification of the bedrock source(s) of gold nuggets and specimen gold found on the property. The Company’s reconnaissance sampling on the property has yielded rock samples from mineralized bedrock (including occurrences of visible gold) that assayed 8.84 g/t, 8.71 g/t, 4.07 g/t, 1.13 g/t, 0.73 g/t and 0.56 g/t gold.

The Koonenberry field program will evaluate priority target areas with geological mapping, trenching, bedrock geochemical drilling and scout drill testing. Ongoing discussions continue with potential joint venture partners, and field reviews and an independent technical report were completed as a component of due diligence.

Qualified Person

Mr. David Z. Royle, FAusIMM, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Australia and the Asia-Pacific.

EUROPE

The Company’s work focused mainly on the exploration programs in Sweden during the reporting period, while also advancing early-stage business opportunities elsewhere in Europe.

Sweden

The Company’s Swedish subsidiary has consolidated a portfolio totaling over 900 square kilometers of exploration permits that include various porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. The Company entered into a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta in 2011. The agreement with Antofagasta includes a regional strategic exploration alliance, and initially assigned the Company’s Kiruna South copper properties as a Designated Project. Antofagasta selected Norrmyran in January, 2012 as the second Designated Project under the alliance.

EMX and Antofagasta Strategic Alliance. The Company and Antofagasta are working together on generative copper exploration programs throughout Sweden. The Company nominates properties with high exploration potential for Antofagasta’s consideration as Designated Projects. Antofagasta can choose to accept Designated Project status for a property by entering into a Joint Venture Earn-in Agreement with a right to earn up to 70% of the project. If a property is declined as a Designated Project, the Company is free to advance that property on its own terms with no further obligation to Antofagasta.

Kiruna South Designated Project. The Kiruna South Designated Project is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden, and includes the Company’s Pikkujärvi, Puoltsa, Kalixfors, and Saivo exploration permits. The Pikkujärvi and Puoltsa properties host several IOCG targets, including a zone of historic drill-defined copper and gold mineralization on the Pikkujärvi permit. A deep till geochemical sampling campaign at the Sakkek and Pikkujärvi prospects commenced in December, 2011, and concluded during the first quarter of 2012. This campaign identified new zones with anomalous copper mineralization, and a follow-up diamond drill program commenced in February 2012; assay results are pending.

Norrmyran Designated Project. The property consists of the Company’s Norrmyran exploration permits in Västerbotten County, northern Sweden, and covers 126 square kilometers in the productive Skellefte Mineral Belt of volcanogenic massive copper-zinc sulphide and porphyry copper mineralization. The Company identified a porphyry copper target beneath glacial cover that will be drill-tested by the joint venture in the second quarter of 2012.

Other EMX Property Interests in Sweden. The Company has continued to acquire and advance other exploration properties in Sweden, including the Storåsen copper-gold-PGE project that is being advanced outside of the Eurasian-Antofagasta alliance. The Company also holds royalty interests in the Viscaria and Adak properties acquired from the September 2010 purchase of the Phelps Dodge Exploration Sweden AB assets.

Serbian Royalty Properties

The Company has NSR royalties varying from 1% to 2% over certain properties held by Reservoir Minerals Inc. (“Reservoir”) of Vancouver, British Columbia. The Company’s Serbian properties were sold in 2006 for cash, NSR royalties, work commitments, and other considerations. On March 1, 2012, Reservoir announced encouraging drill results from the 2011 program on their Timok Project, which includes the Brestovac EMX royalty property.

Qualified Person

Dr. Duncan Large, Eur. Geol., C. Eng, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Europe.

HAITI

The Company and joint venture partner Newmont, are exploring a land position along 130 kilometers of strike length covering much of Haiti’s Massif du Nord mineral belt. On April 23, 2012, the Company announced that Newmont had relinquished its rights in the Grand Bois Research Permit that covers the historic gold resource area. As a result, the Company has regained 100% control of the Grand Bois project. Newmont continues to fund and manage exploration of six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences, prospects, and deposits.

A Memorandum of Understanding (“MOU”) was signed by the joint venture and the government of Haiti. The MOU established protocols to continue discussions regarding the pending Mining Convention, and allows drilling on selected projects.

Grand Bois Research Permit and “Surrounding Properties” Designated Project

Newmont relinquished its interest to the Company in the 50 square kilometers Research Permit that covers the Grand Bois historic resource area. However, Newmont elected to retain its exploration interest in the Designated Project’s permits that surround the Research Permit area. Newmont continues to fund and manage the exploration work on these surrounding properties as a Designated Project. The joint venture’s drilling on the Grand Bois Research Permit tested the near-surface, oxide gold zone, as well as the property’s copper exploration potential. Recent work at Grand Bois suggests gold mineralization may be spatially related to a porphyry copper-gold system. The Company is reviewing its options for the Grand Bois project as a 100% EMX asset.

La Miel Designated Project

The joint venture previously outlined drill-ready targets at La Miel’s Savane La Place prospect that occur within an area of strong epithermal alteration and gold mineralization. The Company trench sampling results include 243 meters (interpreted true width) averaging 1.71 g/t gold. The Savane La Place gold prospect was the first project selected for drilling under the new MOU, and a diamond-drilling program commenced April 12, 2012.

Other Designated Projects

The Joint Venture’s work on the other properties in the Company’s Haitian portfolio has generated several drill-ready projects and high priority exploration targets at the La Mine, Northwest Haiti, North Central Haiti, and Northeast Haiti Designated Projects.

Government Negotiations and Mining Convention

The MOU with the Government of Haiti will assist in concluding the Mining Convention and accelerate the advancement of prospects ready for drill evaluation. The MOU establishes procedures under which the parties agree to use good faith efforts to conclude the Mining Convention, and allows exploration drilling on certain projects while ratification of the Mining Convention is finalized. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has approved and verified the above technical disclosure on Haiti.

TURKEY

The Company holds five exploration and five exploitation licenses that cover over 20,000 hectares in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, bedded copper-silver, and porphyry copper targets. The Company has two joint ventures in Turkey: the Akarca property joint venture with a wholly owned subsidiary of Centerra Gold Inc. (“Centerra”) and the Sisorta joint venture with ASX listed Chesser. The Company also holds a royalty interest on the Balya property.

Akarca

The Akarca joint venture project, located in Turkey’s Western Anatolia region, is characterized by multiple prospects and recent discoveries of epithermal gold-silver mineralization within a district-scale area. Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The mineralized zones are consistently oxidized to depths of 80 to 100 meters. The Arap Tepe license was converted from exploration to exploitation status in March, 2012, and the property’s six primary mineralized zones are now covered by two exploitation licenses totaling 3,901 hectares.

The Company filed an updated NI 43-101 technical report for Akarca on SEDAR in January 2012. Recommendations from the technical report were incorporated into the JV’s 2012 planning and work program. First quarter work commenced with a gravity survey and structural geologic compilation to provide a property-wide exploration framework. As well, drill roads were surveyed and a drill contractor retained in anticipation of the 2012 diamond drilling campaign; early-stage test work to evaluate the geometallurgically character the gold-silver mineralized material was initiated; and meetings were held with consulting firm SRK (Ankara) to plan the Environmental Impact Report program. The 2012 program also includes additional surface geochemical sampling, geologic mapping, and geophysical surveys to explore for new discoveries, as well as extend the known mineralized zones.

Sisorta

The Sisorta joint venture project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources are described in the Company’s news release dated June 16, 2009. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces, thereby establishing the property’s potential for developing a small scale, open pit mining operation. The Sisorta JV is 51% owned by Chesser and 49% by the Company.

In April 2012, Chesser and the Company entered into an option agreement on the Sisorta project with Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company. The joint venture granted Çolakoglu an option to buy EBX Madencilik A.S., a Turkish corporation that controls the Sisorta property, for staged payments of 8,000 troy ounces of gold bullion and a 2.5% net smelter returns (“NSR”) royalty. The Company’s share of the consideration will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR royalty.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. The Company holds a 4% net smelter returns royalty on the property, which the Company retained when it sold the property to Dedeman Madencilik San ve Tic. A.S. in 2006. The 2012 diamond drill program continues to focus on the Hastanetepe zone, which is a dipping lead-zinc-silver mineralized zone that occurs as multiple stacked horizons hosted in titled limestones and dacites. The Hastanetepe zone remains open for extension along strike, down-dip and to depth. Dedeman converted the Balya exploration license to an exploitation license in February, 2012, as a key step to advancing the project from exploration to production status.

Other Properties in Turkey

Potential partners continue to express interest in other properties in the Company’s exploration portfolio such as the Trab-23 copper porphyry, Alankoy copper-gold porphyry, and Golcuk copper-silver projects. The Elmali JV project with Centerra was dropped early in 2012 due to a lack of encouraging exploration results. Eurasian continues to evaluate other projects, and seek new exploration and acquisition opportunities in Turkey.

Qualified Person

Dr. Mesut Soylu, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Turkey.

NORTH AMERICA

The Company’s property and royalty portfolio in North America, which is held through its wholly-owned subsidiary, Bronco Creek Exploration (“BCE”), includes 22 exploration properties covering more than 39,000 hectares in Arizona, Nevada, and Wyoming. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and gold-silver vein targets. The Company has ten joint ventures through BCE, seven of which are slated for drilling in 2012 with partner funding.

In 2011, the Company established a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A., focused on copper exploration in the western United States. The agreement includes a regional exploration portfolio generation program managed by Eurasian and 100% funded by Vale. Vale has the first right of offer on all of BCE’s new projects generated within the states of Arizona, Nevada, Utah, Idaho and Montana, as well as those properties already in the portfolio that are currently available for partnership. Vale can earn an initial 60% interest by electing a project as a Designated Project and spending US $4,500,000 in exploration expenditures over a four-year period. Vale has elected the Mesa Well and Copper Basin copper-molybdenum properties as Designated Projects.

Mesa Well Designated Project

The Mesa Well property, located in southeastern Arizona, is a porphyry copper-molybdenum target that BCE acquired in 2006. A four-hole, 2,151 meter drill program was completed in the first quarter of 2012. Two holes intersected porphyry-style alteration and veining with associated weak copper mineralization; assay results are pending. Permitting for a follow-up drill program is underway.

Copper Basin Designated Project

The Copper Basin copper-molybdenum property is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix, Arizona. The project contains numerous surface shows of copper mineralization, and historic drill results suggest the presence of a significant porphyry system. Reconnaissance geological mapping and geochemical sampling, as well as a 432 line/kilometer ZTEM geophysical survey, were completed during the reporting period. From this work, the Company identified new drill targets outside of the confined area of historic drill testing. Permitting is underway for a drill program scheduled to commence later in 2012.

Superior West JV Property

The Superior West joint venture property is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. The property covers several porphyry copper targets, as well as the western projection of the historic Magma Vein. JV partner Freeport permitted three drill sites, and commenced a reconnaissance drill program during the first quarter. The first hole was completed in February, and a second hole was started in March, with results pending.

Yerington West JV Property

The Yerington West joint venture property is located in the Yerington mining district of west-central Nevada. In 2007, the Company geologists identified an additional porphyry center concealed beneath younger cover rocks in the southwestern portion of the district. JV partner Entrée funded drilling in 2010, with one hole reaching the target depths beneath post-mineral cover, and intersecting 120 meters of porphyry-style mineralization. A follow-up drill program, originally planned for 2011, is currently underway.

Middle Mountain and Red Hills JV Properties

The Middle Mountain project, located in central Arizona, is a porphyry copper-molybdenum target. The Red Hills project, located in central Arizona, is a porphyry copper-molybdenum target. JV partner Inmet and GeoNovus informed the Company that they will continue advancing the projects in 2012, and permitting has begun for follow-up drill programs.

Cathedral Well and Richmond Hill JV Properties

The Cathedral Well project occurs on the southeastern extension of Nevada’s Battle Mountain-Eureka gold belt, and hosts sediment-hosted gold targets identified by the Company through geologic mapping and soil geochemistry. Previous optionee, Eldorado Gold Corp. (“Eldorado”), completed a 1,426-meter, six-hole drill program in 2011, with four holes reaching the target depths under younger gravels and encountering weakly altered host rocks. Eldorado terminated its option on the project and Eurasian granted an option to Ashburton Ventures Inc. in the first quarter of 2012. A drill program is slated for later in the year.

At the Richmond Hill property, located in Nevada’s Eureka mining district, Eurasian executed an option agreement with Ashburton to explore the project. Ashburton is currently planning a drill program to follow-up on previous work.

Other Work Conducted by Eurasian in North America

The Company continued land acquisition, claim maintenance, and field evaluation of properties in its portfolio. Other Eurasian activities include continuation of the generative copper program in the western U.S. and reconnaissance of generative gold exploration targets in northern Nevada.

In April, the Company announced the establishment of a regional exploration program and the staking of the Moran Dome property located in Alaska’s Tintina Gold Belt. Moran Dome is located approximately 160 kilometers west-northwest of Fairbanks along the Yukon River, and covers more than 15,000 hectares of mineral rights. The property hosts multiple gold targets associated with a granitic intrusive suite identified from a regional reconnaissance sampling program and historic datasets. The Company is currently evaluating additional early-stage opportunities to add to the Alaska portfolio.

Qualified Person

Mr. David Boyer, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has approved and verified the above technical disclosure on North America.

RESULTS OF OPERATIONS

Three month period ended March 31, 2012

The net loss for the three month period ended March 31, 2012 was $4,053,512 compared to $3,817,547 for the prior year’s comparative quarter. The loss for the three month period ended March 31, 2012 was made up of $1,037,042 in net exploration expenditures, $2,541,548 in general and administrative expenses, and other losses totaling $474,922. Some of the factors of note when comparing the current quarter to the prior year’s comparative quarter are as follows:

  Net exploration expenditures decreased by $682,931 partly due to the recovery in the current quarter of costs incurred in Sweden from our partner Antofagasta, who was not yet a partner in the prior year’s quarter.
  Professional fees increased by $420,230 to $565,234 from $145,004 due to additional legal and accounting costs incurred in relation to the proposed merger with BULM.
  Salaries and consulting fees increased by $236,899 to $621,480 from $384,581 due to increased corporate staff levels and consulting costs associated with the Company’s strategic business development and due diligence on new business opportunities.
  Transfer agent and filing fees increased by $111,351 to $191,738 from $80,387 mainly due to the Company’s NYSE Amex listing in January 2012.
  Foreign exchange losses decreased by $214,757 to $112,096 from $326,853 due to stronger United States dollars against Canadian dollars in the comparative quarter.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at March 31, 2012 was $38,585,346 compared with $40,742,549 at December 31, 2011. The decrease in working capital of $2,157,203 during the three month period ended March 31, 2012 was primarily due to cash used in operating activities of $3,277,980 and purchase of property and equipment of $1,143,188. The decrease was primarily offset by funds received from sale of marketable securities of $718,275, proceeds from the exercise of warrants of $1,898,995 and stock options of $20,000. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011

Exploration expenditures	$2,114,067	$2,841,775	$2,736,112	$2,858,256
Exploration recoveries	(1,077,025)	(2,002,969)	(1,113,336)	(1,482,614)
Share-based payments	593,377	458,091	1,668,471	191,091
Net loss for the period	(4,053,512)	(3,266,452)	(4,257,189)	(2,225,176)
Basic and diluted net loss per share	(0.08)	(0.06)	(0.08)	(0.04)

Fiscal quarter ended	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010

Exploration expenditures	$3,189,698	$3,054,611	$2,544,253	$2,152,620
Exploration recoveries	(1,469,725)	(1,478,428)	(2,062,189)	(1,175,072)
Share-based payments	601,867	354,416	571,103	1,291,898
Net loss for the period	(3,817,547)	(2,310,223)	(1,706,861)	(2,474,935)
Basic and diluted net loss per share	(0.08)	(0.06)	(0.05)	(0.07)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three month period ended March 31, 2012	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$87,238	$197,400	$284,638
M. Stephen Enders, Executive Chairman	49,850	105,201	155,051
Michael Winn (1) , Director	6,000	58,147	64,147
Brian Bayley, Director	6,000	-	6,000
George Lim, Director	6,000	-	6,000
Brian Levet, Director	6,000	-	6,000
Christina Cepeliauskas (1) , Chief Financial Officer	-	14,799	14,799
Valerie Barlow (1) , Corporate Secretary	-	3,700	3,700
Seabord Services Corp. (1)	119,400	-	119,400
	$280,488	$379,247	$659,735

		Share-based
For the three month period ended March 31, 2011	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$120,402	$88,000	$208,402
M. Stephen Enders, Executive Chairman	25,425	-	25,425
Michael Winn (1) , Director	6,000	-	6,000
Brian Bayley, Director	6,000	-	6,000
George Lim, Director	6,000	-	6,000
Seabord Services Corp. (1)	99,600	-	99,600
	$263,427	$88,000	$351,427

(1) Seabord Services Corp. (“Seabord”) is a management services company controlled by Michael Winn, a director. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer, and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian.

Related Party Assets and Liabilities	Service or Term	March 31, 2012	December 31, 2011
Amounts due from (to):
David M. Cole President and Chief Executive Officer	Expense Reimbursement	$-	$(33,289)
		$-	$(33,289)

ACCOUNTING POLICIES

New accounting policies

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

(a) Effective for annual periods beginning on or after January 1, 2013

  IFRS 10 Consolidated Financial Statements

This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities.

  IFRS 11 Joint Arrangements

This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities

This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

  IFRS 13 Fair Value Measurement

This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

  Amendments to IAS 27 Consolidated and Separate Financial Statements

The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

  Amendments to IAS 28 Investments in Associates

The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(b) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standards; however, enhanced disclosure requirements are expected.

CRITICAL ACCOUNTING ESTIMATES

Certain of the Company’s accounting policies require subjective judgment about uncertain circumstances. The potential effects of these estimates, as described in the Company’s MD&A for the period ended December 31, 2011, have not changed during the current period.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Lack of Revenues

The Company currently has no continuing sources of revenues (other than interest on bank deposits) and has sustained operational losses since inception. If the acquisition of Bullion is consummated, the Company’s source of revenues during the current fiscal year is anticipated to be limited to any revenue derived from Bullion’s royalties on mines in Nevada’s Carlin Trend. There can be no assurance, however, that the Company’s acquisition of Bullion will be consummated on schedule, or at all, or that such revenues, or other potential revenues, will be received by the Company.

To fund future projects and pay for administrative costs, the Company intends to spend its existing working capital and raise additional funds as needed. As such, the Company is subject to many risks common to mining companies in the exploration stage, including potential cash shortages and limitations with respect to personnel, financial and other resources. The Company has not defined or delineated any mineral reserves on any of its mineral properties and if the Company is successful in placing its mineral properties into commercial production, there can be no assurance that the Company will generate sufficient revenues to fund continuing operations.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow (other than interest on its cash deposits) and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Eurasian’s securities other than possible capital gains.

Pending Acquisition of Bullion

The proposed acquisition of Bullion, whether or not consummated, may result in a diversion of management’s attention from day-to-day operations, a loss of key personnel and a disruption of the Company’s operations. The proposed transaction may also affect the Company’s relationships with third parties. The merger agreement imposes certain restrictions on the conduct of the Company’s business outside of the ordinary course prior to the closing of the transaction or the termination of the merger agreement, which may also adversely affect the Company’s ability to manage its operations effectively in light of changes in economic or market conditions or to execute its business strategy and meet its financial goals. Any delay in the consummation of the proposed transaction could exacerbate the impact of the risks associate with the proposed transaction, if they were to occur.

The proposed transaction is subject to customary closing conditions, including, among others, adoption of the merger agreement by the Bullion shareholders, regulatory and stock exchange approvals, absence of any law or order prohibiting the transaction, effectiveness of the registration statement for the Company’s common shares to be issued in the merger and the listing of such shares on the TSX-V and NYSE Amex, accuracy of certain representations and warranties and material compliance with covenants, and absence of any material adverse change with respect to the business and affairs of the Company or Bullion. The merger agreement contains certain termination rights for both the Company and Bullion and provides that, upon termination of the merger agreement under specified circumstances, either the Company or Bullion may be required to pay the other party a termination fee of $1,000,000 or $4,000,000, respectively, or pay certain of the other party’s transaction expenses.

The Company cannot predict whether or when the closing conditions for the proposed transaction set forth in the merger agreement will be satisfied or whether the proposed transaction will be completed. If the closing conditions are not satisfied or waived pursuant to the merger agreement or the contemplated schedule, or if consummation of the transaction is delayed, enjoined or not completed for any other reason, the market price of the common shares may decline. In addition, if the proposed transaction does not occur, the Company may nonetheless remain liable for significant transaction expenses.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place, therefore, a weakening of the Canadian dollar against the United States dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

OUTSTANDING SHARE DATA

At May 14, 2012 the Company had 53,226,200 common shares issued and outstanding. There were also 3,933,867 stock options outstanding with expiry dates ranging from May 22, 2012 to March 13, 2017, and 12,395,288 warrants outstanding with expiry dates ranging from March 1, 2013 to November 12, 2015.